[redacted]

08027722

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25790

RECD S.E.C.
FEB 2 8 2008
803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Garden State Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1540 Route 138, Suite 303
(No. and Street)

Wall Township	NJ	07719
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin DeRosa, President — 732-280-6886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway	New York	NY	10271
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 9 2008
THOMSON
FINANCIAL

E

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KY 3/7

AB 3/18

OATH OR AFFIRMATION

I, Kevin DeRosa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garden State Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MONICA COHEN
Notary Public
State of New Jersey
My Commission Expires Aug 25, 2008

Signature

PRESIDENT
Title

Monica Cohen February 1, 2008
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARDEN STATE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Member AICPA Division for Firms,
Center for Public Company Audits and
Private Company Practice Sections
Registered with the Public Company
Accounting Oversight Board

TODMAN & CO., CPAS, P.C.
Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Garden State Securities, Inc.
1540 Route 138, Suite 303
Wall Township, NJ 07719

We have audited the accompanying statement of financial condition of Garden State Securities, Inc. (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Garden State Securities, Inc. as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Todman & Co., CPAs, P.C.

New York, New York
February 25, 2008

GARDEN STATE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 42,212
Securities owned, at market value	21,562
Securities owned, at fair value	314
Receivable from brokers	530,925
Furniture and equipment, less accumulated depreciation of $203,313	54,180
Leasehold improvements, less accumulated amortization of $15,438	104,622
Security deposits	47,648
Prepaid expenses	72,841
Other assets	20,215
Total assets	$ 894,519

LIABILITIES, SUBORDINATED BORROWINGS AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued expenses and taxes payable	$ 435,132
Subordinated borrowings	
Subordinated loan agreements	30,500
Commitments and contingencies	
Stockholders' equity	
Common stock - no par value	
Authorized: 1,000 shares	
Issued and outstanding: 1,000 shares	40,000
Additional paid-in capital	493,706
Retained earnings (accumulated deficit)	(104,819)
Total stockholders' equity	428,887
Total liabilities, subordinated borrowings and stockholders' equity	$ 894,519

The accompanying notes are an integral part of these financial statements

GARDEN STATE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Garden State Securities, Inc. (the "Company"), a broker-dealer, is a market maker on NASDAQ engaged in agency, investment banking and private placement transactions. The Company clears securities transactions through a clearing broker on a fully-disclosed basis in compliance with the the exemptive provisions of the Securities and Exchange Commission ("SEC") rule 15c3-3(k)(2)(ii), which provides that the clearing broker carry all of the accounts of the customers, maintain and preserve all related books and records.

Revenue Recognition

Securities transactions (and the related commissions, revenues and expenses) are recorded on a settlement-date basis, generally the third business day following the transaction date, except for options which settle one day after the transaction. There is no material difference between the trade and settlement dates.

Depreciation

Depreciation of furniture and equipment is computed on the straight-line method over an estimated useful life of five years.

Income Taxes

The Company has made no provision for federal income taxes as the Company reports its taxable income as an "S" Corporation under the Internal Revenue Code. A provision has been made for state income taxes in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Note 2 - Securities Owned

Securities owned and sold, not yet purchased, at market value, are summarized as follows:

	Owned
Corporate stocks	$ 21,562
	$ 21,562

Note 3 - Subordinated Borrowings

Borrowings subordinated to the claims of general creditors, which bear interest at 8% per annum, are covered by agreements approved by the Financial Industry Regulatory Authority ("FINRA") and are thus available in computing net capital. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

	Amount	Due Date
Subordinated Loan Agreement	$ 23,000	04-30-09
Subordinated Loan Agreement	7,500	04-30-09
	$ 30,500	

Note 4 - Commitments and Contingencies

Litigation and Regulatory Inquiries

In the normal course of business, the Company is subject to regulatory inquiries and legal actions incidental to its securities business. The Company believes, after consultation with counsel, that the resolution or the ultimate outcome of these matters are not expected to have a material adverse effect on the financial condition of the Company and, therefore, no provision for liability has been made in the accompanying financial statements. Nevertheless, due to uncertainties in the litigation process, it is reasonably possible that management's view of the outcome in these matters could change in the near future.

Leases

The Company leases office space in Wall Township, New Jersey from two of its shareholders on an annual basis. The future minimum annual rental payments including maintenance and real estate taxes total $35,000. The Company operates a second office located in Tinton Falls, New Jersey through a related party pursuant to certain business arrangements which provide, among other things, that the Company pays the rent totaling approximately $52,000 annually. Also, effective January 2005, the Company is the primary obligor on a separate lease entered by an unrelated third party for office space located in New York City. The fixed rent is valued to be approximately $64,000 annually.

Effective May 2005, the Company entered into a business service agreement for administrative services including office space and equipment use in Chicago, Illinois on a revolving six month period and renewed it in December 2007 for an additional six months for approximately $7,000 per month.

Clearing Broker Arrangements

Effective October 2004, the Company entered into a five-year clearing agreement with RBC Dain CS ("RBC"), which provides a termination fee of $5,000 per month for each remaining month of the term upon cancellation of agreement by either party.

Note 5 - Net Capital Requirements

The capital ratio was 2.78% versus an allowable maximum of 1500%, under the rules of the SEC. The Company's net capital requirements under SEC rule 15c3-1 were $100,000. The net capital of $156,311 was $56,311 in excess of the minimum net capital requirements.

Note 6 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the ability of customers to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer's activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 7 – Recently Issued Accounting Pronouncements

On February 15, 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. Subsequent changes in fair value of these financial assets and liabilities would be recognized in earnings when they occur. SFAS 159 further establishes certain additional disclosure requirements. SFAS 159 is effective for the Corporation's financial statements for the year beginning on January 1, 2008, with earlier adoption permitted. Management is currently evaluating the impact and timing of the adoption of SFAS 159 on the Corporation's financial condition and results of operations.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between participants on the measurement date. It also establishes a framework for measuring fair value and enhances disclosures about instruments carried at fair value but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 also precludes the use of liquidity or block discount when measuring instruments traded in an active market at fair value. SFAS 157 requires costs related to acquiring financial instruments at fair value to be included in earnings and not capitalized as part of the basis of the instrument.

Note 7 – Recently Issued Accounting Pronouncements (Continued)

SFAS 157 also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value. SFAS 157 is effective for 2008, and must be applied prospectively, except for the difference between the carrying amount and fair value of a financial instrument that was traded in an active market that was measured at fair value using a block discount and is to be applied as a cumulative-effect adjustment to opening retained earnings on the date we initially apply SFAS 157.

The Company intends to adopt SFAS 157 in 2008 and does not expect it to have a material impact on the Statement of Financial Condition.

A copy of the Company's statement of financial condition as at December 31, 2007, pursuant to SEC rule 17a-5, is available for inspection at the Company's office and at the regional office of the SEC.

GARDEN STATE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Member AICPA Division for Firms,
Center for Public Company Audits and
Private Company Practice Sections
Registered with the Public Company
Accounting Oversight Board

TODMAN & CO., CPAS, P.C.
Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Garden State Securities, Inc.
1540 Route 138, Suite 303
Wall Township, NJ 07719

We have audited the accompanying statement of financial condition of Garden State Securities, Inc. (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Garden State Securities, Inc. as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Todman & Co., CPAs, P.C.

New York, New York
February 25, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25790

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Garden State Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1540 Route 138, Suite 303
(No. and Street)

Wall Township (City) NJ (State) 07719 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin DeRosa, President 732-280-6886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway (Address) New York (City) NY (State) (Zip Code)

SEC Mail Processing Section
FEB 28 2008
Washington DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GARDEN STATE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 42,212
Securities owned, at market value	21,562
Securities owned, at fair value	314
Receivable from brokers	530,925
Furniture and equipment, less accumulated depreciation of $203,313	54,180
Leasehold improvements, less accumulated amortization of $15,438	104,622
Security deposits	47,648
Prepaid expenses	72,841
Other assets	20,215
Total assets	$ 894,519

LIABILITIES, SUBORDINATED BORROWINGS AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued expenses and taxes payable	$ 435,132
Subordinated borrowings	
Subordinated loan agreements	30,500
Commitments and contingencies	
Stockholders' equity	
Common stock - no par value Authorized: 1,000 shares Issued and outstanding: 1,000 shares	40,000
Additional paid-in capital	493,706
Retained earnings (accumulated deficit)	(104,819)
Total stockholders' equity	428,887
Total liabilities, subordinated borrowings and stockholders' equity	$ 894,519

The accompanying notes are an integral part of these financial statements

GARDEN STATE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Garden State Securities, Inc. (the "Company"), a broker-dealer, is a market maker on NASDAQ engaged in agency, investment banking and private placement transactions. The Company clears securities transactions through a clearing broker on a fully-disclosed basis in compliance with the the exemptive provisions of the Securities and Exchange Commission ("SEC") rule 15c3-3(k)(2)(ii), which provides that the clearing broker carry all of the accounts of the customers, maintain and preserve all related books and records.

Revenue Recognition

Securities transactions (and the related commissions, revenues and expenses) are recorded on a settlement-date basis, generally the third business day following the transaction date, except for options which settle one day after the transaction. There is no material difference between the trade and settlement dates.

Depreciation

Depreciation of furniture and equipment is computed on the straight-line method over an estimated useful life of five years.

Income Taxes

The Company has made no provision for federal income taxes as the Company reports its taxable income as an "S" Corporation under the Internal Revenue Code. A provision has been made for state income taxes in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Note 2 - Securities Owned

Securities owned and sold, not yet purchased, at market value, are summarized as follows:

	Owned
Corporate stocks	$ 21,562
	$ 21,562

Note 3 - Subordinated Borrowings

Borrowings subordinated to the claims of general creditors, which bear interest at 8% per annum, are covered by agreements approved by the Financial Industry Regulatory Authority ("FINRA") and are thus available in computing net capital. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

	Amount	Due Date
Subordinated Loan Agreement	$ 23,000	04-30-09
Subordinated Loan Agreement	7,500	04-30-09
	$ 30,500	

Note 4 - Commitments and Contingencies

Litigation and Regulatory Inquiries

In the normal course of business, the Company is subject to regulatory inquiries and legal actions incidental to its securities business. The Company believes, after consultation with counsel, that the resolution or the ultimate outcome of these matters are not expected to have a material adverse effect on the financial condition of the Company and, therefore, no provision for liability has been made in the accompanying financial statements. Nevertheless, due to uncertainties in the litigation process, it is reasonably possible that management's view of the outcome in these matters could change in the near future.

Leases

The Company leases office space in Wall Township, New Jersey from two of its shareholders on an annual basis. The future minimum annual rental payments including maintenance and real estate taxes total $35,000. The Company operates a second office located in Tinton Falls, New Jersey through a related party pursuant to certain business arrangements which provide, among other things, that the Company pays the rent totaling approximately $52,000 annually. Also, effective January 2005, the Company is the primary obligor on a separate lease entered by an unrelated third party for office space located in New York City. The fixed rent is valued to be approximately $64,000 annually.

Effective May 2005, the Company entered into a business service agreement for administrative services including office space and equipment use in Chicago, Illinois on a revolving six month period and renewed it in December 2007 for an additional six months for approximately $7,000 per month.

Clearing Broker Arrangements

Effective October 2004, the Company entered into a five-year clearing agreement with RBC Dain CS ("RBC"), which provides a termination fee of $5,000 per month for each remaining month of the term upon cancellation of agreement by either party.

Note 5 - Net Capital Requirements

The capital ratio was 2.78% versus an allowable maximum of 1500%, under the rules of the SEC. The Company's net capital requirements under SEC rule 15c3-1 were $100,000. The net capital of $156,311 was $56,311 in excess of the minimum net capital requirements.

Note 6 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the ability of customers to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer's activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 7 – Recently Issued Accounting Pronouncements

On February 15, 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. Subsequent changes in fair value of these financial assets and liabilities would be recognized in earnings when they occur. SFAS 159 further establishes certain additional disclosure requirements. SFAS 159 is effective for the Corporation's financial statements for the year beginning on January 1, 2008, with earlier adoption permitted. Management is currently evaluating the impact and timing of the adoption of SFAS 159 on the Corporation's financial condition and results of operations.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between participants on the measurement date. It also establishes a framework for measuring fair value and enhances disclosures about instruments carried at fair value but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 also precludes the use of liquidity or block discount when measuring instruments traded in an active market at fair value. SFAS 157 requires costs related to acquiring financial instruments at fair value to be included in earnings and not capitalized as part of the basis of the instrument.

Note 7 – Recently Issued Accounting Pronouncements (Continued)

SFAS 157 also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value. SFAS 157 is effective for 2008, and must be applied prospectively, except for the difference between the carrying amount and fair value of a financial instrument that was traded in an active market that was measured at fair value using a block discount and is to be applied as a cumulative-effect adjustment to opening retained earnings on the date we initially apply SFAS 157.

The Company intends to adopt SFAS 157 in 2008 and does not expect it to have a material impact on the Statement of Financial Condition.

A copy of the Company's statement of financial condition as at December 31, 2007, pursuant to SEC rule 17a-5, is available for inspection at the Company's office and at the regional office of the SEC.

END